Filed pursuant to Rule 433
Registration Statement No. 333-123972

FINAL TERMSHEET

Issuer:	The Royal Bank of Scotland Group plc
Transaction Size:	US$950,000,000 (38 million Shares)
Securities Issued:
Category II Non-cumulative Dollar Preference Shares, Series S, to be delivered in the form of American Depositary Shares, with one American Depositary Share representing one Non-cumulative Dollar Preference Share

Expected Issue Ratings:	Aa3 (Moody’s) / A (Standard & Poor’s) / AA (Fitch)
Maturity:	Perpetual
Pricing Date:	June 22, 2007
Settlement Date:	June 28, 2007
Dividends:
Non-cumulative dividends will be payable at a rate of US$1.65 annually per Series S Preference Share, dividends payable for the initial long dividend period will be US$0.4217 per Series S Preference Share.  Dividends will accrue from the date of original issuance and will be payable when, as and if declared by the board of directors of the Group.

First Call Date:	June 30, 2012
Call Features:
The Series S Preference Shares are callable, at the option of the Company, in whole or in part from time to time, on any business day that falls on or after June 30, 2012 upon not less than 30 nor more than 60 days’ notice prior to the date fixed for redemption thereof, at the redemption price of US$25 per Series S Preference Share plus accrued and unpaid dividends otherwise payable for the then-current quarterly dividend period accrued to the date fixed for redemption.  Redemption of the Series S Preference Shares may be subject to the prior consent of the FSA.

Dividend Payment Dates:	Payable quarterly in arrears on March 31, June 30, September 30 and December 31
First Dividend Payment Date:	September 30, 2007
Re-offer Issue Price:	100% or US$25.00 per Series S Preference Share
Fees:	US$0.7875 per Series S Preference Share (US$0.50 for sales to certain institutions)
All-in Price:	US$24.2125 per Series S Preference Share (US$24.50 for sales to certain institutions)
Concession and Reallowance	US$0.50/US$0.45
Total Proceeds (To be Wired):	US$920,075,000
Liquidation Preference:	US$25.00
Physical Bookrunner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Joint Bookrunner:	Greenwich Capital Markets, Inc. and Wachovia Capital Markets, LLC

Co-Managers:	Morgan Stanley & Co. Incorporated UBS Securities LLC
Junior-Managers:	Banc of America Securities LLC Lehman Brothers Inc. RBC Dain Rauscher Inc.
Listing:	NYSE (expected)
Distribution:	SEC registered
Settlement:	DTC and its participants, including Euroclear and Clearstream
CUSIP	780097 739
ISIN	US7800977396

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